Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

CPG Carlyle Commitments Master Fund, LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	-	-	-
Fees Previously Paid	$57,533,000(a)	0.00927%	$5,333.31(b)
Total Transaction Valuation	$57,533,000(a)
Total Fees Due for Filing			-
Total Fees Previously Paid			$5,333.3
Total Fee Offsets			-
Net Fee Due			$0.00

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(a) Calculated as the aggregate maximum purchase price for limited liability company interests. The fee of $5,333.31 was paid by the Fund in connection with filing its Schedule TO-I. This is an amendment to the Schedule TO.
(b) Calculated at 0.00927% of the Transaction Valuation.